

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

Via E-mail
Mr. Dehong Li
Vice General Manager
Sino Oil & Gas Pipe Holdings Limited
No. 1 Road, Yuci Industrial Park
Jin Zhong City
Shanxi Province, 030600
People's Republic of China

> **Re: Sino Oil & Gas Pipe Holdings Limited**
> **Amendment No. 1 to Shell Company Report on Form 20-F**
> **Filed October 19, 2011**
> **File No. 000-53939**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.B. Advisors, page 2

1. We note your response to comment two of our letter dated September 15, 2011, and we reissue the comment. On pages 11 and 21, you reference the advice and interpretations of Dacheng Law Offices. Please provide the information required by Item 10.G. of Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 52

Item 5.A. Operating Results, page 52

Liquidity and Capital Resources, page 71

2. We note your response to comment 11 of our letter dated September 15, 2011 as well as the written commitment letter filed as Exhibit 4.17 to the Form 20-F. However, the material terms of the commitment (e.g., duration, interest, repayment, whether the commitment is binding, etc.) remain unclear. Please revise your disclosure to clarify whether these terms have been set. If they have been set, please discuss them. If they have not been set, please disclose when the terms will be arranged and how they will be determined.

3. Please update your disclosures to include the information you have provided in your response to prior comment fifteen of our letter dated September 15, 2011.

Item 19. Exhibits, page 92

4. We note your response to comment 22 of our letter dated September 15, 2011, and we reissue the comment. Please ensure you file all of the exhibits identified in your exhibit index. Additionally, please revise your exhibit index so that the exhibit numbers correspond to the exhibits as filed. For example:

- It appears as if you filed an Exhibit 4.1.1, but this exhibit is not identified in your exhibit index;

- Exhibit 4.6 appears to be an Exclusive Business Cooperation Agreement rather than a Warehousing, Purchase and Sale Agreement as identified in your exhibit index;

- Exhibit 4.7 appears to be an Exclusive Option Agreement rather than a Purchase and Sale Contract as identified in your exhibit index;

- Exhibit 4.8 appears to be a Share Pledge Agreement rather than an Exclusive Business Cooperation Agreement as identified in your exhibit index;

- Exhibit 4.9 appears to be a power of attorney rather than an Exclusive Option Agreement as identified in your exhibit index;

- It does not appear as if you have filed an Exhibit 4.10;

- Exhibit 4.11 appears to be an Exclusive Option Agreement rather than a power of attorney as identified in your exhibit index;

- Exhibit 4.12 appears to be a Share Pledge Agreement rather than an Exclusive Business Cooperation Agreement as identified in your exhibit index;

- Exhibit 4.13 appears to be a power of attorney rather than an Exclusive Option Agreement as identified in your exhibit index; and

- Exhibit 4.14 appears to be a power of attorney rather than a Share Pledge Agreement as identified in your exhibit index.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Ari Edelman
        Kramer Levin Naftalis & Frankel LLP